

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended September 30, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 03 YEAR: 2010

PETROLEOS MEXICANOS

BALANCE SHEETS

TO SEPTIEMBRE 30 OF 2010 AND 2009

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,387,850,241**	**100**	**1,390,585,456**	**100**
s02	**CURRENT ASSETS**	**341,223,282**	**25**	**451,335,784**	**32**
s03	CASH AND AVAILABLE INVESTMENTS	121,621,692	9	178,843,673	13
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	108,874,262	8	70,978,481	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	54,464,607	4	78,939,823	6
s06	INVENTORIES	35,722,879	3	93,836,433	7
s07	OTHER CURRENT ASSETS	20,539,842	1	28,737,374	2
s08	**LONG-TERM**	**10,278,641**	**1**	**10,255,152**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	10,278,641	1	10,255,152	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,023,403,890**	**74**	**916,605,748**	**66**
s13	LAND AND BUILDINGS	848,607,533	61	733,915,387	53
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	974,432,338	70	925,558,689	67
s15	OTHER EQUIPMENT	58,892,684	4	56,601,442	4
s16	ACCUMULATED DEPRECIATION	975,300,485	70	908,567,848	65
s17	CONSTRUCTION IN PROGRESS	116,771,820	8	109,098,078	8
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**12,944,428**	**1**	**12,388,772**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,476,397,744**	**100**	**1,390,024,448**	**100**
s21	**CURRENT LIABILITIES**	**237,878,281**	**16**	**251,586,320**	**18**
s22	SUPPLIERS	57,127,135	4	45,901,228	3
s23	BANK LOANS	69,639,532	5	62,474,660	4
s24	STOCK MARKET LOANS	42,669,468	3	75,314,794	5
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	39,682,424	3	36,474,738	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	28,759,722	2	31,420,900	2
s27	**LONG-TERM LIABILITIES**	**540,519,286**	**37**	**545,439,948**	**39**
s28	BANK LOANS	145,677,527	10	205,904,653	15
s29	STOCK MARKET LOANS	394,841,759	27	339,535,295	24
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**1,675,673**	**0**	**1,761,529**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**696,324,504**	**47**	**591,236,651**	**43**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-88,547,503**	**100**	**561,008**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-88,547,503**	**100**	**561,008**	**100**
s36	**CONTRIBUTED CAPITAL**	**283,284,896**	**-320**	**281,927,388**	**50254**
s79	CAPITAL STOCK	283,284,896	-320	281,927,388	50254
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-371,832,399**	**420**	**-281,366,380**	**-50154**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-376,934,649	426	-290,384,490	-51761
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	5,102,250	-6	9,018,110	1607
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**121,621,692**	**100**	**178,843,673**	**100**
s46	CASH	98,303,690	81	119,753,782	67
s47	AVAILABLE INVESTMENTS	23,318,002	19	59,089,891	33
s07	**OTHER CURRENT ASSETS**	**20,539,842**	**100**	**28,737,374**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	20,539,842	100	28,737,374	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**12,944,428**	**100**	**12,388,772**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	12,944,428	100	12,388,772	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**237,878,281**	**100**	**251,586,320**	**100**
s52	FOREIGN CURRENCY LIABILITIES	134,821,482	57	170,475,190	68
s53	MEXICAN PESOS LIABILITIES	103,056,799	43	81,111,130	32
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**28,759,722**	**100**	**31,420,900**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	28,759,722	100	31,420,900	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**540,519,286**	**100**	**545,439,948**	**100**
s59	FOREIGN CURRENCY LIABILITIES	427,970,856	79	438,983,011	80
s60	MEXICAN PESOS LIABILITIES	112,548,430	21	106,456,937	20
s31	**DEFERRED LIABILITIES**	**1,675,673**	**100**	**1,761,529**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	1,675,673	100	1,761,529	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**696,324,504**	**100**	**591,236,651**	**100**
s66	DEFERRED TAXES	6,728,041	1	6,914,484	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	639,724,326	92	545,557,658	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	49,872,137	7	38,764,509	7
s79	**CAPITAL STOCK**	**283,284,896**	**100**	**281,927,388**	**100**
s37	CAPITAL STOCK (NOMINAL)	283,284,896	100	281,927,388	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-376,934,649**	**100**	**-290,384,490**	**100**
s93	LEGAL RESERVE	987,535	0	984,997	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-356,501,997	95	-261,839,979	90
s45	NET INCOME FOR THE YEAR	-21,420,187	6	-29,529,508	10
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**5,102,250**	**100**	**9,018,110**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	5,055,535	99	8,387,811	93
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	46,715	1	630,299	7
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	103,345,001	199,749,464
s73	PENSIONS AND SENIORITY PREMIUMS	7,889,534	10,073,934
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	149,780	148,933
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTIEMBRE 30 OF 2010 AND 2009

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**939,016,886**	**100**	**779,355,081**	**100**
r02	COST OF SALES	450,627,664	48	352,057,029	45
r03	**GROSS PROFIT**	**488,389,222**	**52**	**427,298,052**	**55**
r04	GENERAL EXPENSES	74,878,966	8	69,361,210	9
r05	**INCOME (LOSS) FROM OPERATION**	**413,510,256**	**44**	**357,936,842**	**46**
r08	OTHER INCOME AND (EXPENSE), NET	58,819,057	6	24,875,177	3
r06	COMPREHENSIVE FINANCING RESULT	-9,624,029	-1	-21,921,988	-3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	369,152	0	-1,054,599	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**463,074,436**	**49**	**359,835,432**	**46**
r10	INCOME TAXES	484,494,623	52	389,364,940	50
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-21,420,187**	**-2**	**-29,529,508**	**-4**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-21,420,187**	**-2**	**-29,529,508**	**-4**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-21,420,187**	**-2**	**-29,529,508**	**-4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2010**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**939,016,886**	**100**	**779,355,081**	**100**
r21	DOMESTIC	507,705,559	54	433,960,060	56
r22	FOREIGN	431,311,327	46	345,395,021	44
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**58,819,057**	**100**	**24,875,177**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	58,819,057	100	24,875,177	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-9,624,029**	**100**	**-21,921,988**	**100**
r24	INTEREST EXPENSE	61,325,907	-637	56,550,936	-258
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	35,836,843	-372	35,559,500	-162
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	15,865,035	-165	-930,552	4
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**484,494,623**	**100**	**389,364,940**	**100**
r32	INCOME TAX	484,494,623	100	389,364,940	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2010**

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	939,016,886	779,355,081
r37	TAX RESULT FOR THE YEAR	-21,420,187	-29,529,508
r38	NET SALES (**)	1,249,583,138	1,043,392,396
r39	OPERATING INCOME (**)	483,850,790	376,710,809
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-86,552,697	-147,161,037
r41	NET CONSOLIDATED INCOME (**)	-86,552,697	-147,161,037
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	70,422,253	62,864,500

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM JULY1 TO SEPTEMBER 30 OF 2010

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**317,568,092**	**100**	**293,444,512**	**100**
rt02	COST OF SALES	156,257,841	49	125,022,496	43
rt03	**GROSS PROFIT**	**161,310,251**	**51**	**168,422,016**	**57**
rt04	GENERAL EXPENSES	25,574,426	8	24,660,948	8
rt05	**INCOME (LOSS) FROM OPERATION**	**135,735,825**	**43**	**143,761,068**	**49**
rt08	OTHER INCOME AND (EXPENSE), NET	12,736,740	4	12,360,062	4
rt06	COMPREHENSIVE FINANCING RESULT	6,862,502	2	-11,841,383	-4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	255,155	0	-501,807	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**155,590,222**	**49**	**143,777,940**	**49**
rt10	INCOME TAXES	158,348,411	50	147,467,879	50
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-2,758,189**	**0**	**-3,689,939**	**-1**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-2,758,189**	**0**	**-3,689,939**	**-1**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-2,758,189**	**0**	**-3,689,939**	**-1**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	NET SALES	**317,568,092**	**100**	**293,444,512**	**100**
rt21	DOMESTIC	171,337,528	54	160,815,765	55
rt22	FOREIGN	146,230,564	46	132,628,747	45
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**12,736,740**	**100**	**12,360,062**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	12,736,740	100	12,360,062	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**6,862,502**	**100**	**-11,841,383**	**100**
rt24	INTEREST EXPENSE	11,107,129	162	9,372,371	-79
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	16,227,200	236	12,278,910	-104
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	1,742,431	25	-14,747,922	125
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**158,348,411**	**100**	**147,467,879**	**100**
rt32	INCOME TAX	158,209,878	100	147,467,879	100
rt33	DEFERRED INCOME TAX	138,533	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	24,651,441	20,296,900

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	463,074,436	363,754,764
e02	+ (-)ITEMS NOT REQUIRING CASH	64,496,116	72,322,911
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	78,048,947	63,919,129
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-26,840,274	6,800,747
e05	**CASH FLOW BEFORE INCOME TAX**	578,779,225	506,797,551
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-498,388,825	-397,367,914
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	80,390,400	109,429,637
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-132,836,514	-134,493,120
e09	**FINANCING ACTIVITIES**	-52,446,114	-25,063,483
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	45,888,178	89,682,761
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-6,557,936	64,619,278
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	128,179,628	114,224,395
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	121,621,692	178,843,673

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	64,496,116	72,322,911
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	64,496,116	72,322,911
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	78,048,947	63,919,129
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	70,422,253	62,864,530
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	2,329,663	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-369,152	1,054,599
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	5,666,183	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-26,840,274	6,800,747
e25	+ACCRUED INTEREST	-1,352,325	5,982,527
e26	+ (-) OTHER ITEMS	-25,487,949	818,220
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-498,388,825	-397,367,914
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-3,690,331	8,561,735
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	1,180,201	-28,364,856
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-7,957,839	3,917,636
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-6,150,576	10,519,457
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-13,349,189	-18,519,841
e32	+ (-) INCOME TAXES PAID OR RETURNED	-468,421,091	-373,482,045
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-132,836,514	-134,493,120
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	0	-145,128,883
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	-134,617,128	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	-132,567
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	1,780,614	10,768,330
e10	**NET CASH FROM FINANCING ACTIVITIES**	45,888,178	89,682,761
e45	+BANK FINANCING	92,952,492	555,381
e46	+STOCK MARKET FINANCING	87,577,257	134,954,451
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-91,838,812	-31,020,816
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-42,802,881	-14,770,865
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	122	-35,390
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-2.28	%	-3.79	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	97.75	%	-26,231.54	%
p03	NET INCOME TO TOTAL ASSETS (**)	-6.24	%	-10.58	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.90	times	0.75	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.22	times	1.14	times
p08	INVENTORIES TURNOVER (**)	17.50	times	5.33	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	21	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.75	%	0.68	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	106.38	%	99.96	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-16.67	times	2,477.73	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	38.12	%	43.85	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	52.82	%	59.51	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	6.74	times	6.33	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.85	times	0.75	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.43	times	1.79	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28	times	1.42	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.23	times	0.32	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	51.13	%	71.09	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

FINANCIAL RESULTS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES AS OF SEPTEMBER 30, 2010

THIRD QUARTER 2010 SUMMARY

- PEMEX'S NET LOSS DECREASED BY PS. 0.9 BILLION, FROM PS. 3.7 TO PS. 2.8 BILLION; PRIMARILY AS A RESULT OF AN INCREASE IN THE REFERENCE PRICES OF THE PRODUCTS SOLD.
- CRUDE OIL PRODUCTION REMAINED CONSTANT AT 2,567 THOUSAND BARRELS PER DAY (MBD), PRIMARILY EXPLAINED BY AN INCREASE IN LIGHT AND EXTRA-LIGHT CRUDE OIL.

FIRST NINE MONTHS 2010 SUMMARY

- DURING THE FIRST NINE MONTHS OF 2010, PEMEX NET CASH FLOW FROM OPERATING ACTIVITIES BEFORE TAXES AND DUTIES TOTALED PS. 548.8 BILLION.
- NET LOSS AMOUNTED TO PS. 21.4 BILLION, 27.5% LOWER THAN THE NET LOSS RECORDED DURING THE SAME PERIOD OF 2009, PRIMARILY AS A RESULT OF HIGHER REFERENCE PRICES OF THE PRODUCTS SOLD.
- CRUDE OIL PRODUCTION REMAINED ABOVE 2.6 MILLION BARRELS PER DAY, PRIMARILY AS A RESULT OF THE MITIGATION OF CANTARELL'S DECLINE.

FINANCIAL RESULTS AS OF SEPTEMBER 30, 2010

TOTAL REVENUES FROM SALES AND SERVICES

TOTAL SALES, INCLUDING REVENUES FROM IEPS CREDIT, INCREASED BY 7.1% IN THE THIRD QUARTER OF 2010 AS COMPARED TO THE SAME QUARTER OF 2009, TO PS. 331.5 BILLION (U.S.$25.9 BILLION).

IN THE FIRST NINE MONTHS OF 2010, TOTAL SALES, INCLUDING REVENUES FROM IEPS CREDIT, INCREASED BY 25.0%, TO PS. 996.4 BILLION (U.S.$78.4 BILLION) AS COMPARED TO THE SAME PERIOD OF 2009.

THE INCREASES IN BOTH THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2010 WERE PRIMARILY A RESULT OF HIGHER CRUDE OIL, NATURAL GAS, AND PETROLEUM PRODUCTS PRICES, PARTICULARLY OF FUEL OIL, GASOLINE, TURBOSINE AND DIESEL.

DOMESTIC SALES

DURIND THE QUARTER DOMESTIC SALES, INCLUDING IEPS CREDIT, INCREASED BY 4.8% AS COMPARED TO THE THIRD QUARTER OF 2009, TO PS. 185.2 BILLION (U.S.$14.5 BILLION), WHICH IS PRIMARILY EXPLAINED BY:

- INCREASED SALES OF PETROLEUM PRODUCTS REPRESENTING 87.2% OF THE TOTAL VARIATION IN DOMESTIC SALES. THIS VARIATION WAS MAINLY DUE TO HIGHER PRICES AND VOLUMES OF DIESEL, GASOLINE AND FUEL OIL.
- SALES OF DRY NATURAL GAS WHICH INCREASED BY 30.1% TO PS. 17.2 BILLION, PRIMARILY DUE TO AN INCREASE IN PRINCES (AS REFERENCE, THE MIDPOINT HENRY HUB NATURAL GAS PRICE INCREASED BY 36.9% BETWEEN THE THIRD QUARTER OF 2009 AND THE THIRD QUARTER OF 2010).
- SALES OF PETROCHEMICAL PRODUCTS WHICH INCREASED BY 30%, TO PS. 6.5 BILLION, PRIMARILY AS A RESULT OF HIGHER AVERAGE PRICES.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

DURING THE FIRST NINE MONTHS OF 2010, DOMESTIC SALES, INCLUDING IEPS CREDIT, INCREASED BY 25.1% AS COMPARED TO THE FIRST NINE MONTHS OF 2009, TO PS. 565.1 BILLION (U.S.$44.4 BILLION).

THE INCREASES IN DOMESTIC SALES IN BOTH PERIODS OF 2010 WERE PRIMARILY DUE TO HIGHER FUEL OIL, GASOLINE, TURBOSINE, DIESEL, AND NATURAL GAS PRICES.

EXPORTS

EXPORT SALES INCREASED BY 10.2% IN THE THIRD QUARTER OF 2010 AS COMPARED TO THE SAME QUARTER OF 2009, TO PS. 144.7 BILLION (U.S.$11.3 BILLION), AS FOLLOWS:

- CRUDE OIL AND CONDENSATES EXPORT SALES INCREASED BY 12.2%, TO PS. 125.3 BILLION, PRIMARILY DUE TO AN 8.5% INCREASE IN THE WEIGHTED AVERAGE EXPORT PRICE OF THE MEXICAN CRUDE OIL BASKET FROM U.S.$63.91 TO U.S.$69.32 PER BARREL AND AN INCREASE IN SALES VOLUME FROM 1,179 TO 1,358 (MBD) THOUSAND BARRELS PER DAY.
- PETROLEUM PRODUCTS EXPORT SALES DECREASED BY 7.5%, TO PS. 12.1 BILLION, PRIMARILY AS A RESULT OF DECREASED LONG-RESIDUAL SALES.
- PETROCHEMICAL EXPORT SALES INCREASED BY 15.4%, TO PS. 7.3 BILLION, PRIMARILY DUE TO AN INCREASE IN SULPHUR AND BUTHADIENE PRICES.
- DRY NATURAL GAS EXPORT SALES DECREASED BY 73.2%, DUE TO A LOWER AVAILABILITY.

IN THE FIRST NINE MONTHS OF 2010, EXPORT SALES INCREASED BY 25.1%, AS COMPARED TO THE SAME PERIOD OF 2009, TO PS. 427.1 BILLION (U.S.$33.6 BILLION), PRIMARILY DUE TO INCREASES IN CRUDE OIL EXPORT PRICES AND VOLUME, WHICH WERE PARTIALLY OFFSET BY AN APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR.

COST OF SALES

COST OF SALES INCREASED BY 25.0% IN THE THIRD QUARTER OF 2010 AS COMPARED TO THE SAME QUARTER OF 2009, TO PS. 156.3 BILLION, PRIMARILY AS A RESULT OF INCREASED PURCHASES OF IMPORTED PRODUCTS.

IN THE FIRST NINE MONTHS OF 2010, COST OF SALES INCREASED BY 28.0% AS COMPARED TO THE FIRST NINE MONTHS OF 2009, TO PS. 450.6 BILLION (U.S.$35.4 BILLION). THIS VARIATION WAS PRIMARILY DUE TO:

- A PS. 66.8 BILLION INCREASE IN PURCHASES OF IMPORTED PRODUCTS TO BE SOLD IN MEXICO, PRIMARILY GASOLINE, DIESEL, PREMIUM GASOLINE, LIQUEFIED PETROLEUM GAS, AND NAPHTAS;
- A PS. 21.5 BILLION UNFAVORABLE INVENTORY VARIATION. THIS WAS DUE TO INVENTORIES BEING VALUED AT MARKET PRICES IN 2009 AND AT PRODUCTION COSTS IN 2010.
- A PS. 10.3 BILLION INCREASE IN THE NET COST FOR THE PERIOD OF EMPLOYEE BENEFITS.

OTHER REVENUES (EXPENSES)

BOTH QUARTERLY AND CUMULATIVE VARIATIONS WERE A RESULT OF GREATER IEPS CREDIT. WE NOTE THAT FOR THE PURPOSE OF THIS ANALYSIS, THE ACCRUED AMOUNT OF IEPS CREDITABLE HAS BEEN ADDED TO DOMESTIC SALES OF PETROLEUM PRODUCTS.

COMPREHENSIVE FINANCING RESULT

IN THE THIRD QUARTER OF 2010, COMPREHENSIVE FINANCING RESULT AMOUNTED TO PS. 6.9 BILLION, AN INCREASE OF PS. 18.7 BILLION AS COMPARED TO THE SAME PERIOD OF 2009. THESE

RESULTS WERE PRIMARILY DUE TO THE APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DURING THE QUARTER, AS COMPARED TO THE DEPRECIATION DURING THE SAME PERIOD OF 2009.

DURING THE FIRST NINE MONTHS OF 2010, THE COMPREHENSIVE FINANCING RESULT CONSISTED IN A COST OF PS. 9.6 BILLION, A PS. 12.3 BILLION DECREASE AS COMPARED TO THE COST OF THE SAME PERIOD OF 2009. THE VARIATION WAS A RESULT OF A 4.3% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR DURING THE FIRST NINE MONTHS OF 2010, AS COMPARED TO A 0.3% APPRECIATION DURING THE SAME PERIOD OF 2009.

TAXES AND DUTIES
INCREASES IN TAXES AND DUTIES FOR BOTH THE THIRD QUARTER AND FIRST NINE MONTHS OF 2010, WERE A RESULT OF INCREASED AVERAGE REFERENCE PRICES.

NET INCOME (LOSS)
IN THE THIRD QUARTER OF 2010, PEMEX RECORDED A NET LOSS OF PS. 2.8 BILLION (U.S.$0.2 BILLION), A PS. 0.9 BILLION INCREASE IN LOSS AS COMPARED TO THE NET LOSS RECORDED IN THE SAME QUARTER OF 2009.

IN THE FIRST NINE MONTHS OF 2010, PEMEX RECORDED A NET LOSS OF PS. 21.4 BILLION (U.S.$1.7 BILLION), AS COMPARED TO A NET LOSS OF PS. 29.5 BILLION IN THE FIRST NINE MONTHS OF 2009.

BOTH THE NET LOSS RECORDED DURING THE QUARTER AND DURING THE FIRTS NINE MONTHS OF 2010 WERE A RESULT OF TAXES AND DUTIES BEING HIGHER THAN THE INCOME BEFORE TAXES AND DUTIES.

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2010
CURRENT ASSETS
CURRENT ASSETS AS OF SEPTEMBER 30, 2010 HAD DECREASED BY 24.4% AS COMPARED TO SEPTEMBER 30, 2009, TO PS. 341.2 BILLION. THIS WAS PRIMARILY AS A RESULT OF (I) A DECREASE OF PS. 58.1 BILLION IN INVENTORIES VALUATION, AND (II) A DECREASE OF PS. 57.2 BILLION IN CASH AND CASH EQUIVALENTS. MOST OF THE VARIATION WAS A RESULT OF INVENTORIES BEING EVALUATED AT PRODUCTION COSTS IN 2010 INSTEAD OF AT MARKET PRICES AS IN 2009.

CURRENT LIABILITIES
CURRENT LIABILITIES AS OF SEPTEMBER 30, 2010 DECREASED BY 5.4% AS COMPARED TO SEPTEMBER 30, 2009, TO PS. 237.9 BILLION, PRIMARILY DUE TO A PS. 25.5 BILLION DECREASE IN SHORT-TERM DEBT.

PROPERTY, PLANT AND EQUIPMENT
PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, 2010 INCREASED BY 11.7%, OR PS. 106.8 BILLION AS COMPARED TO SEPTEMBER 30, 2009, TO PS. 1,023.4 BILLION. THE INCREASE IS EXPLAINED BY THE EFFECT OF THE NEW INVESTMENTS OVER THE LAST 12 MONTHS.

DEBT
NET DEBT AS OF SEPTEMBER 30, 2010 HAD INCREASED BY 5.3% AS COMPARED TO SEPTEMBER 30, 2009, TO PS. 531.2 BILLION (U.S.$42.5 BILLION). THIS INCREASE IS PRIMARILY EXPLAINED BY A DECREASE IN CASH AND CASH EQUIVALENTS.

FINANCING ACTIVITIES
PEMEX'S FINANCING PROGRAM FOR 2010 REFLECTS AN INCREASE IN ISSUANCES FROM U.S.$9.9 BILLION IN 2009 TO APPROXIMATELY U.S.$14.0 BILLION, IN ORDER TO PRE-FINANCE INVESTMENT ACTIVITIES FOR 2011, AND TO TAKE ADVANTAGE OF RECENTLY OBSERVED MARKET OPPORTUNITIES. IN ADDITION, AMORTIZATIONS HAVE INCREASED FROM U.S.$7.1 BILLION IN 2009 TO APPROXIMATELY U.S.$9.0 BILLION IN 2010 AND ESTIMATED FINAL CASH HAS INCREASED FROM U.S.$5.9 BILLION IN 2009 TO APPROXIMATELY U.S.$7.0 BILLION IN 2010.

AS OF SEPTEMBER 30, 2010, PEMEX HAD OBTAINED FINANCING OF APPROXIMATELY U.S.$10.0 BILLION AND EXPECTED TO OBTAIN APPROXIMATELY U.S.$4.8 BILLION FROM EXPORT CREDIT AGENCIES (ECAS), CONTRACTOR FINANCINGS AND BANK LOANS. MOREOVER, ADDITIONAL CAPITAL COULD BE RAISED IN CAPITAL MARKETS (EITHER LOCAL OR INTERNATIONAL), IF MARKET OPPORTUNITIES WERE AVAILABLE.

THE FOLLOWING ARE PEMEX'S MOST RECENT CAPITAL MARKETS TRANSACTIONS DURING THE THIRD QUARTER OF 2010:

- ON JULY 21, 2010, PETRÓLEOS MEXICANOS ISSUED U.S.$2 BILLION OF ITS 5.50% NOTES DUE 2021.
- ON AUGUST 30, 2010, PETRÓLEOS MEXICANOS REOPENED U.S.$1 BILLION OF ITS 6.625% NOTES DUE 2035, OFFERING BUYERS A YIELD OF 5.975%.
- ON SEPTEMBER 28, 2010, PETRÓLEOS MEXICANOS ISSUED U.S.$0.75 BILLION OF ITS 6.625% PERPETUAL BONDS. ON OCTOBER 20, 2010, PETRÓLEOS MEXICANOS REOPENED U.S.$ 0.25 BILLION OF THIS ISSUANCE, OFFERING BUYERS A YIELD OF 6.43%.
- ON OCTOBER 12, 2010, PETRÓLEOS MEXICANOS EXERCISED ITS RIGHT TO COMPLETELY AMORTIZE ITS U.S.$1.75 BILLION PERPETUAL BOND ISSUED IN 2004, AT A 7.75% QUARTERLY COUPON.

THE PROCEEDS FROM THE 2035 BONDS REOPENING AND THE PERPETUAL BONDS ISSUED ON SEPTEMBER 28, 2010, WERE USED TO RE-FINANCE THE PAYMENT OF THE 7.75% PERPETUAL BONDS ISSUED IN 2004. THESE TRANSACTIONS ALLOWED FOR REDUCTIONS IN THE PRESENT VALUE OF INTEREST PAYMENTS OF APPROXIMATELY U.S.$300 MILLION, WHILE MAINTAINING A SIMILAR MATURITY PROFILE. IT IS IMPORTANT TO HIGHLIGHT HOW THESE TRANSACTIONS RESULT IN INCREASES IN BOTH CAPITAL RAISING AND AMORTIZATIONS.

ON SEPTEMBER 29, 2010, THE EXPORT-IMPORT BANK OF THE UNITED STATES (EXIMBANK) APPROVED A U.S.$ 1.0 BILLION LONG-TERM LOAN GUARANTEE TO PETRÓLEOS MEXICANOS. THE PROCEEDS WILL BE USED TO CONTINUE TO FINANCE THE IMPORTATION OF U.S. GOODS AND SERVICES PRODUCED BY U.S. WORKERS USED IN PEMEX - EXPLORATION AND PRODUCTION (PEP) PROJECTS.

LIQUIDITY MANAGEMENT
AS OF SEPTEMBER 30, 2010, PETRÓLEOS MEXICANOS HELD CREDIT LINES FOR LIQUIDITY MANAGEMENT PURPOSES OF U.S.$2.3 BILLION. AS OF THE SAME DATE, PEMEX HAD BORROWED U.S.$375 MILLION TOTAL OF SUCH FUNDING. MOREOVER, IT IS ON FINAL NEGOTIATIONS TO ENTER INTO A THREE-YEAR REVOLVING CREDIT LINE FOR U.S.$1.25 BILLION.

EQUITY

AS OF SEPTEMBER 30, 2010, PEMEX HAD NEGATIVE EQUITY TOTALING PS. 88.5 BILLION, AS COMPARED TO POSITIVE EQUITY OF PS. 0.6 BILLION RECORDED AS OF SEPTEMBER 30, 2009. THIS DECREASE IN EQUITY OF PS. 89.1 BILLION WAS PRIMARILY DUE TO THE NET LOSS RECORDED DURING THE REMAINDER OF 2009, AS WELL AS THE LOSS RECORDED DURING THE FIRST NINE MONTHS OF 2010.

IT IS WORTH NOTING THAT PEMEX'S CURRENT FINANCING AGREEMENTS DO NOT INCLUDE FINANCIAL OR PAYMENT SUSPENSION COVENANTS THAT COULD BE TRIGGERED AS A RESULT OF NEGATIVE EQUITY.

STATEMENT OF CASH FLOWS

- WE NOTE THAT AS OF SEPTEMBER 30, 2010, NET CASH FLOW FROM OPERATING ACTIVITIES BEFORE DEDUCTING TAXES AND DUTIES WAS PS. 548.8 BILLION, AN INCREASE OF PS. 65.9 BILLION AS COMPARED TO SEPTEMBER 30, 2009.
- DURING THE FIRST NINE MONTHS OF 2010, PEMEX GENERATED TOTAL INDEBTEDNESS OF PS. 180.5 BILLION AND RECORDED AMORTIZATIONS FOR PS. 134.6 BILLION. NET INDEBTEDNESS THEREFORE AMOUNTED TO PS. 45.9 BILLION.

OPERATING RESULTS AS OF SEPTEMBER 30, 2010

UPSTREAM

DURING THE THIRD QUARTER OF 2010, CRUDE OIL PRODUCTION REACHED 2,567 MBD, WHICH IS EQUAL TO THE AMOUNT RECORDED IN THE THIRD QUARTER OF 2009. THE FOLLOWING TRENDS WERE OBSERVED DURING THE QUARTER:

- A 16.1% INCREASE IN EXTRA-LIGHT CRUDE OIL PRODUCTION DUE TO THE COMPLETION OF WELLS AT THE DELTA DEL GRIJALVA PROJECT IN THE SOUTHERN REGION AND YAXCHÉ PROJECT IN THE SOUTHWESTERN MARINE REGION;
- A 3.1% INCREASE IN LIGHT CRUDE OIL PRODUCTION AS A RESULT OF INCREASED PRODUCTION AT THE CRUDO LIGERO MARINO AND YAXCHÉ PROJECTS IN THE SOUTHWESTERN MARINE REGION, AS WELL AS INCREASED PRODUCTION AT THE ACEITE TERCIARIO DEL GOLFO PROJECT IN THE NORTH REGION; AND
- A 4.7% DECREASE IN HEAVY CRUDE OIL PRODUCTION, PRIMARILY AS A RESULT OF THE NATURAL DECLINE OF THE CANTARELL ASSET, AS WELL AS THE SHUT-DOWN OF WELLS IN THAT PROJECT DUE TO AN INCREASE IN THE OIL-GAS RATIO, WHICH WAS PARTIALLY OFFSET BY A 3.5% INCREASE IN PRODUCTION AT THE KU-MALOOB-ZAAP PROJECT.

DURING THE FIRST NINE MONTHS OF 2010, CRUDE OIL PRODUCTION DECREASED BY 0.9% FROM 2,608 TO 2,584 MBD. THIS WAS PRIMARILY CAUSED BY A 6.6% DECREASE IN HEAVY CRUDE OIL PRODUCTION, AND BY RECENT SHUT-DOWNS OF WELLS IN THE CANTARELL ASSET, DESPITE INCREASES BY 2.8% AND 20.7% IN LIGHT CRUDE OIL AND EXTRA-LIGHT CRUDE OIL RESPECTIVELY.

ALSO, DURING THE THIRD QUARTER OF 2010, TOTAL NATURAL GAS PRODUCTION DECREASED BY 3.4%, FROM 6,564 TO 6,339 MMCFD, PRIMARILY AS A RESULT OF (I) AN EFFICIENT ASSOCIATED GAS EXPLOITATION AT CANTARELL'S TRANSITION ZONE; AND (II) A 5.7% DECREASE IN NON-ASSOCIATED GAS PRODUCTION AT THE BURGOS ASSET IN THE NORTH REGION.

DURING THE FIRST NINE MONTHS OF 2010, NATURAL GAS PRODUCTION DECREASED BY 2.8%, FROM 6,539 TO 6,353 MMCFD.

IN THE THIRD QUARTER OF 2010, GAS FLARING DECREASED BY 34.4%, AS COMPARED TO THE SAME QUARTER OF 2009, PRIMARILY DUE TO OPTIMIZATION WORKS IN THE TRANSITION ZONE AT THE CANTARELL ASSET TO MANAGE THE EXPLOITATION OF THE TRANSITION ZONE, AS WELL AS CONSTRUCTION OF ADDITIONAL INFRASTRUCTURE FOR GAS HANDLING AND TRANSPORTATION IN THE OFFSHORE FACILITIES.

DOWNSTREAM

CRUDE OIL PROCESSING

DURING THE QUARTER, TOTAL CRUDE OIL PROCESSING DECREASED BY 7.8% AS COMPARED TO THE SAME PERIOD OF 2009, PRIMARILY DUE TO: (I) SCHEDULED MAINTENANCE, AND (II) NON-SCHEDULED CORRECTIVE PLANT MAINTENANCE AND REPAIRS.

WITH REGARD TO NON-SCHEDULED CORRECTIVE PLANT MAINTENANCE AND REPAIRS, IT IS IMPORTANT TO STRESS THE IMPACT CAUSED BY THE ACCIDENT AT THE CADEREYTA REFINERY. ON SEPTEMBER 7, 2010, AN EXPLOSION AND SUBSEQUENT FIRE DAMAGES OCCURRED. THE ACCIDENT WAS CAUSED BY A LEAK IN A HYDROGEN COMPRESSOR AT THE GASOIL HYDRODESULPHURIZATION PLANT; THE COKER WAS SHUT DOWN FOR SEVEN DAYS AND THE GASOIL HYDRODESULPHURIZATION PLANT IS EXPECTED TO RESUME OPERATIONS BEFORE JANUARY 2011.

PRODUCTION OF PETROLEUM PRODUCTS

DURING THE THIRD QUARTER OF 2010, PETROLEUM PRODUCTS PRODUCTION DECREASED BY 6.4%, FROM 1,455 TO 1,362 MBD, AS A RESULT OF LOWER CRUDE OIL PROCESSING DURING THE PERIOD.

LIKEWISE, PETROLEUM PRODUCTS PRODUCTION DECREASED BY 3.9% DURING THE FIRST NINE MONTHS OF 2010, FROM 1,463 TO 1,405 MBD.

NATURAL GAS PROCESSED

DURING THE THIRD QUARTER OF 2010, TOTAL ONSHORE NATURAL GAS PROCESSING DECREASED BY 0.8% AS COMPARED TO THE SAME QUARTER OF 2009, PRIMARILY DUE TO LOWER AVAILABILITY OF SOUR WET GAS AS A RESULT OF DECREASED PRODUCTION IN THE NORTH REGION, AS WELL AS THE METEOROLOGICAL CONTINGENCY CREATED BY HURRICANE ALEX. HOWEVER, OVERALL NATURAL GAS PRODUCTION INCREASED AS A RESULT OF IMPROVED QUALITY OF THE PROCESSED PRODUCTS.

DURING THE FIRST NINE MONTHS OF 2010, ONSHORE NATURAL GAS PROCESSING INCREASED BY 1.9% AS COMPARED TO THE SAME PERIOD OF 2009, PRIMARILY DUE TO GREATER AVAILABILITY OF SOUR WET AND SWEET GAS IN THE MARINE AND NORTH REGIONS.

TOTAL PETROCHEMICALS PRODUCTION

THE MAIN FACTORS WHICH CONTRIBUTED TO THE QUARTERLY AND ACCUMULATED VARIATIONS IN THE PRODUCTION OF SECONDARY PETROCHEMICAL PRODUCTS WERE:

- AN INCREASE IN PRODUCTION OF THE METHANE DERIVATIVES CHAIN, PRIMARILY CARBONIC ANHYDRIDE, DUE TO GREATER DEMAND FROM BEVERAGE COMPANIES. AT THE SAME TIME, AMMONIA RECORDED SIMILAR LEVELS OF PRODUCTION OF LAST PERIOD;
- AN INCREASE IN PRODUCTION OF THE ETHANE DERIVATIVES CHAIN, PARTICULARLY VINYL CHLORIDE, AS A RESULT OF IMPROVED PERFORMANCE LEVELS DURING 2010 IN THE PAJARITOS

PETROCHEMICAL COMPLEX, AND THE EXPANSION OF THE ETHYLENE OXIDE PLANT AT THE PAJARITOS PETROCHEMICAL COMPLEX DURING THE THIRD QUARTER OF 2009;

- A SLIGHT DECREASE IN PRODUCTION OF THE AROMATICS AND DERIVATIVES CHAIN, PRIMARILY DUE TO SEIZED OPERATIONS AT THE STYRENE PLANT, SINCE AFTER PROGRAMMED MAINTENANCE IN THE MONTHS OF MAY AND JUNE OF 2010, THE PLANT REMAINED UNDER TECHNICAL DIAGNOSIS. THE PLANT RESUMED OPERATIONS BY THE LAST WEEK OF SEPTEMBER 2010. IN ADDITION, THIS CAUSED A DECREASE IN PRODUCTION OF HIGH OCTANE HYDROCARBONS;
- A SIGNIFICANT INCREASE IN PRODUCTION OF THE PROPYLENE AND DERIVATIVES CHAIN, AS A RESULT OF RESUMED OPERATIONS IN OCTOBER 2009 OF THE ACRYLONITRILE PLANT AT THE MORELOS PETROCHEMICAL COMPLEX; AND
- A DECREASE IN "OTHER" SECONDARY PETROCHEMICALS, PRIMARILY AS A RESULT OF BTX LIQUEFIABLE.

INDUSTRIAL SAFETY AND ENVIRONMENTAL PROTECTION

DURING THE FIRST NINE MONTHS OF 2010, THE ACCIDENT FREQUENCY INDEX REACHED 0.41 INCAPACITATING ACCIDENTS PER MILLION MAN-HOURS WORKED (MMHW). THIS FIGURE IS 9.8% LOWER THAN THE ONE RECORDED DURING THE SAME PERIOD OF 2009.

THE ACCIDENT SEVERITY INDEX REACHED 20 DAYS LOST PER MMHH, THIS FIGURE 24.7% LOWER THAN THE ONE RECORDED DURING THE SAME PERIOD OF 2009.

DURING THE FIRST NINE MONTHS OF 2010, THE SULFUR OXIDE EMISSIONS INDEX DECREASED TO 2.20 TONS PER THOUSAND TONS (T/MT), AS A RESULT OF THE FOLLOWING MEASURES TAKEN AT THE CANTARELL ASSET: (I) AN INCREASE IN REPAIRS TO WELLS WITH A HIGH GAS-OIL RATIO; AND (II) START OPERATIONS OF GAS INJECTION MODULES IN THE FIRST HALF OF 2009.

CARBON CREDITS

ON JULY 9, 2010, A CLEAN DEVELOPMENT MECHANISM (CDM) PROJECT WAS REGISTERED BY PEMEX WITH THE UNITED NATIONS. THE PROJECT COLLABORATION BETWEEN PEMEX AND STATOIL) AIMS TO REDUCE GAS FLARING AND THEREFORE EMISSIONS AT THE TRES HERMANOS FIELD IN THE NORTH REGION.

THE PROJECT CONTEMPLATES INVESTMENTS TO ELIMINATE THREE FLARING SYSTEMS AND THE INSTALLATION OF A NEW PROCESSING AND TREATMENT GAS PLANT. ADDITIONALLY, THE NECESSARY PIPELINES TO TRANSPORT THE RECOVERED GAS TO THE LOCAL MARKET WILL BE CONSTRUCTED.

PEMEX EXPECTS TO REDUCE AN AVERAGE OF 83 THOUSAND TONS OF $C0_2$ PER YEAR FOR TEN YEARS, AND RECEIVE THE CORRESPONDING EMISSION REDUCTION CERTIFICATES FROM THE UN.

FIGHT AGAINST THE ILLICIT FUEL MARKET

THE ESTIMATED TOTAL VOLUME OF MISSING FUEL DECREASED DURING THE PERIOD AS A RESULT OF FASTER DETECTION OF ILLEGAL TAPS.

DURING JULY AND AUGUST 2010, THE ESTIMATED TOTAL VOLUME OF STOLEN FUELS AMOUNTED TO 329,474 BARRELS, 6.7% LESS THAN THE 353,305 BARRELS RECORDED AS MISSING DURING THE SAME MONTHS OF 2009. LIKEWISE, THE ESTIMATED TOTAL VOLUME OF MISSING FUELS DURING THE FIRST EIGHT MONTHS OF 2010 REACHED 1,267,569 BARRELS, 48.1% LESS THAN THE AMOUNT RECORDED DURING THE SAME PERIOD OF 2009.

VARIATIONS

CUMULATIVE AND YEARLY VARIATIONS ARE ESTIMATED COMPARING THE SAME PERIOD WITH THE ONE OF THE PREVIOUS YEAR; UNLESS IT IS SPECIFIED DIFFERENTLY.

ROUNDING

NUMBERS MAY NOT TOTAL DUE TO ROUNDING.

FINANCIAL INFORMATION

EXCLUDING BUDGETARY AND VOLUMETRIC INFORMATION, THE FINANCIAL INFORMATION INCLUDED IN THIS REPORT IS BASED ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH NORMAS DE INFORMACION FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS, FRS) -FORMERLY MEXICAN GAAP- ISSUED BY THE CONSEJO MEXICANO PARA LA INVESTIGACIÓN Y DESARROLLO DE NORMAS DE INFORMACIÓN FINANCIERA (CINIF).

- BASED ON FRS B-10 "INFLATION EFFECTS", 2009 AND 2010 AMOUNTS ARE EXPRESSED IN NOMINAL TERMS.
- BASED ON FRS B-3 "INCOME STATEMENT" AND FRS "C-10" DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS", THE FINANCIAL INCOME AND COST OF THE COMPREHENSIVE FINANCIAL RESULT INCLUDE THE EFFECT OF FINANCIAL DERIVATIVES.
- EBITDA IS A NON-U.S. GAAP AND NON-FRS MEASURE ISSUED BY THE CINIF.

BUDGETARY INFORMATION IS BASED ON STANDARDS FROM MEXICAN GOVERNMENTAL ACCOUNTING; THEREFORE, IT DOES NOT INCLUDE INFORMATION FROM THE SUBSIDIARY COMPANIES OF PETRÓLEOS MEXICANOS.

FOREIGN EXCHANGE CONVERSIONS

CONVENIENCE TRANSLATIONS INTO U.S. DOLLARS OF AMOUNTS IN MEXICAN PESOS FOR THE BALANCE SHEET HAVE BEEN MADE AT THE ESTABLISHED EXCHANGE RATE, AT SEPTEMBER 30, 2010, OF PS. 12.5011 = U.S.$1.00; OTHER TRANSLATIONS INTO U.S. DOLLARS OF AMOUNTS IN PESOS HAVE BEEN MADE AT THE AVERAGE EXCHANGE RATES OF PS. 12.8049 = U.S.$1.00 AND PS. 12.7174 = U.S.$1.00 FOR THE THIRD QUARTER OF 2010 AND THE FIRST NINE MONTHS OF 2010 , RESPECTIVELY. SUCH TRANSLATIONS SHOULD NOT BE CONSTRUED AS A REPRESENTATION THAT THE PESO AMOUNTS HAVE BEEN OR COULD BE CONVERTED INTO U.S. DOLLARS AT THE FOREGOING OR ANY OTHER RATE.

FISCAL REGIME

SINCE JANUARY 1, 2006, PEMEX HAS BEEN SUBJECT TO A NEW FISCAL REGIME. PEMEX-EXPLORATION AND PRODUCTION'S (PEP) TAX REGIME IS GOVERNED BY THE FEDERAL DUTIES LAW, WHILE THE TAX REGIMES OF THE OTHER SUBSIDIARY ENTITIES CONTINUE TO BE GOVERNED BY MEXICO'S INCOME TAX LAW. THE MOST IMPORTANT DUTY PAID BY PEP IS THE ORDINARY HYDROCARBONS DUTY (OHD), THE TAX BASE OF WHICH IS A QUASI OPERATING PROFIT. IN ADDITION TO THE PAYMENT OF THE OHD, PEP IS REQUIRED TO PAY OTHER DUTIES.

UNDER PEMEX'S CURRENT FISCAL REGIME, THE SPECIAL TAX ON PRODUCTION AND SERVICES (IEPS) APPLICABLE TO GASOLINE AND DIESEL IS REGULATED UNDER THE FEDERAL INCOME LAW. PEMEX IS AN INTERMEDIARY BETWEEN THE SECRETARY OF FINANCE AND PUBLIC CREDIT (SHCP) AND THE FINAL CONSUMER; PEMEX RETAINS THE AMOUNT OF IEPS AND TRANSFERS IT TO THE FEDERAL GOVERNMENT. THE IEPS RATE IS CALCULATED AS THE DIFFERENCE BETWEEN THE RETAIL OR "FINAL PRICE", AND THE "PRODUCER PRICE". THE FINAL PRICES OF GASOLINE AND DIESEL ARE ESTABLISHED BY THE SHCP. PEMEX'S PRODUCER PRICE IS CALCULATED IN REFERENCE TO THAT OF AN EFFICIENT REFINERY OPERATING IN THE GULF OF MEXICO. SINCE 2006, IF THE FINAL PRICE IS LOWER THAN THE PRODUCER PRICE, THE SHCP CREDITS TO PEMEX THE DIFFERENCE AMONG THEM. THE IEPS CREDIT AMOUNT IS ACCRUED, WHEREAS THE INFORMATION GENERALLY PRESENTED BY THE SHCP IS CASH-FLOW.

HYDROCARBON RESERVES

THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) PERMITS FILINGS OF OIL AND GAS COMPANIES TO DISCLOSE ONLY PROVED RESERVES THAT A COMPANY HAS DEMONSTRATED BY ACTUAL PRODUCTION OR CONCLUSIVE FORMATION TESTS TO BE ECONOMICALLY AND LEGALLY PRODUCIBLE UNDER EXISTING ECONOMIC AND OPERATING CONDITIONS. WE USE CERTAIN TERMS IN THIS DOCUMENT, SUCH AS TOTAL RESERVES, PROBABLE RESERVES AND POSSIBLE RESERVES, THAT THE SEC'S GUIDELINES STRICTLY PROHIBIT US FROM INCLUDING IN FILINGS WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F OR IN OUR ANNUAL REPORT TO THE COMISIÓN NACIONAL BANCARIA Y DE VALORES (MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, OR CNBV), AVAILABLE AT WWW.PEMEX.COM.

PROVED RESERVES AS OF JANUARY 1, 2010 ARE CONSISTENT WITH THE COMMENTS RECEIVED FROM THE INDEPENDENT ENGINEERING FIRMS DURING THE PROCESS OF AUDITING MEXICO'S RESERVES. HOWEVER, AS ESTABLISHED IN THE REGULATORY LAW TO ARTICLE 27 OF THE CONSTITUTION OF THE UNITED MEXICAN STATES CONCERNING PETROLEUM AFFAIRS, THE NATIONAL HYDROCARBONS COMMISSION IS CURRENTLY REVIEWING THE HYDROCARBON RESERVES EVALUATION REPORTS; THE ENERGY MINISTRY WILL DISCLOSE THE HYDROCARBON RESERVES OF THE COUNTRY ONCE THIS REVISION IS COMPLETED. IT IS POSSIBLE THAT DIFFERENCES WILL ARISE, PARTICULARLY WITH RESPECT TO THE PROBABLE AND POSSIBLE RESERVES ASSOCIATED WITH CHICONTEPEC.

TRANSITION ZONE

THE TRANSITION ZONE IS WHERE GAS-AND OIL-PRODUCING AREAS MEET. IT IS CHARACTERIZED BY GREATER ASSOCIATED NATURAL GAS PRODUCTION WITH HIGH NITROGEN CONTENT.

FORWARD-LOOKING STATEMENTS

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS. WE MAY ALSO MAKE WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS IN OUR PERIODIC REPORTS TO THE CNBV AND THE SEC, IN OUR ANNUAL REPORTS, IN OUR OFFERING CIRCULARS AND PROSPECTUSES, IN PRESS RELEASES AND OTHER WRITTEN MATERIALS AND IN ORAL STATEMENTS MADE BY OUR OFFICERS, DIRECTORS OR EMPLOYEES TO THIRD PARTIES. WE MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ADDRESS, AMONG OTHER THINGS, OUR:

- DRILLING AND OTHER EXPLORATION ACTIVITIES;
- IMPORT AND EXPORT ACTIVITIES;

- PROJECTED AND TARGETED CAPITAL EXPENDITURES ; COSTS; COMMITMENTS; REVENUES; LIQUIDITY, ETC.

ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS THAT MAY BE BEYOND OUR CONTROL. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO:

- CHANGES IN INTERNATIONAL CRUDE OIL AND NATURAL GAS PRICES;
- EFFECTS ON US FROM COMPETITION;
- LIMITATIONS ON OUR ACCESS TO SOURCES OF FINANCING ON COMPETITIVE TERMS;
- SIGNIFICANT ECONOMIC OR POLITICAL DEVELOPMENTS IN MEXICO;
- DEVELOPMENTS AFFECTING THE ENERGY SECTOR; AND
- CHANGES IN OUR REGULATORY ENVIRONMENT.

ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THEIR DATES, AND WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY OF THEM, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. THESE RISKS AND UNCERTAINTIES ARE MORE FULLY DETAILED IN PEMEX'S MOST RECENT FORM 20-F FILING WITH THE SEC (WWW.SEC.GOV), AND THE PEMEX PROSPECTUS FILED WITH THE CNBV AND AVAILABLE THROUGH THE MEXICAN STOCK EXCHANGE (WWW.BMV.COM.MX). THESE FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT.

PEMEX

PEMEX IS MEXICO'S NATIONAL OIL AND GAS COMPANY. CREATED IN 1938, IT IS THE EXCLUSIVE PRODUCER OF MEXICO'S OIL AND GAS RESOURCES. THE OPERATING SUBSIDIARY ENTITIES ARE PEMEX-EXPLORATION AND PRODUCTION, PEMEX-REFINING, PEMEX-GAS AND BASIC PETROCHEMICALS AND PEMEX-PETROCHEMICALS. THE PRINCIPAL SUBSIDIARY COMPANY IS PMI COMERCIO INTERNACIONAL, S.A. DE C.V., PEMEX'S INTERNATIONAL TRADING ARM.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1 Approval

On October 25, 2010, the attached interim consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and Francisco J. Torres Suárez, Acting Associate Managing Director of Accounting.

2 Basis of presentation

The interim consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of September 30, 2010 and 2009 are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these financial statements and related notes to "pesos" or "Ps." refer to Mexican pesos and references to "dollars" or "U.S.$" refer to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2009.

3 Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF") the Mexican Financial Reporting Standards Board.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 "Effects of Inflation" ("FRS B-10").

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as "inflationary."

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

The condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Subsidiaries Entities are as follows:

Pemex-Exploración y Producción (PEP)
Pemex-Refinación (PR)
Pemex-Gas y Petroquímica Básica (PGPB)
Pemex-Petroquímica (PPQ)

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Pemex Project Funding Master Trust (the "Master Trust"); Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163) (i); RepCon Lux, S.A. ("RepCon Lux") (ii); and Pemex Finance, Ltd.

i. The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding *Proyectos de Infraestructura Productiva de Largo Plazo* (long-term productive infrastructure projects or "PIDIREGAS"). Amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX's management.

The changes described here have had no impact on the condensed consolidated financial information included herein, since the Trusts have been consolidated in the financial statements of PEMEX.

ii. Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux's board of directors if such resolutions were against PEMEX's interest, or related to the issuance of bonds exchangeable for shares of Repsol (see Note 8). The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Therefore, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e) Inventories and cost of sales

Inventories are valued as follows:

I. Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs.

II. Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III. Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the purchase cost of refined and other products, then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) Investment in shares of non-consolidated subsidiaries and affiliates

Investment in shares of the non-consolidated subsidiary companies is valued by the equity method.

Investment in shares, of which Pemex owns 50% or less of the equity of the subsidiary companies, is recorded at its acquisition cost until December 31, 2007. These companies were restated by applying a factor derived from the NCPI.

(g) Wells, pipelines, properties, plant and equipment

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method.

Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

During the construction period, the comprehensive financing result directly related to these assets is capitalized as part of the construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

The carrying value of these assets is subject to an annual impairment assessment.

(h) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset's carrying value exceeds its fair value.

(i) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(j) Reserve for *abandonment* cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the units of production method. In the case of non-producing wells subject to abandonment and dismantlement the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(k) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(l) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, wich are based mainly on petroleum production, prices forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax or "IETU").

(m) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales if the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(n) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect plus the effect of valuation of financial instruments designated as hedges.

(o) Comprehensive financing result ("CFR")

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and the valuation effects of hedging financial instruments.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect on the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Reclassifications

PEMEX's condensed consolidated financial statements as of September 30, 2009 have been reclassified in certain accounts with the purpose of making them comparable with the condensed consolidated financial statements as of September 30, 2010.

4 Foreign currency exposure

As of September 30, 2010 and 2009, the consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of September 30, 2010:					
U.S. dollars	12,749,381	(35,984,266)	(23,234,885)	12.5011	(Ps. 290,461,621)
Japanese yen	0	(192,200,816)	(192,200,816)	0.1492	(28,676,362)
Pounds sterling	3,478	(784,971)	(781,493)	19.7555	(15,438,785)
Euros	16,712	(3,658,778)	(3,642,066)	16.9777	(61,833,904)
Canadian dollar	79	(19)	(60)	12.1135	727
Swiss Franc	519,833	(1,035,577)	(515,744)	12.8111	(6,607,248)
Net liability foreign currency position before foreign currency hedging ...					(Ps. 403,017,193)

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of September 30, 2009:					
U.S. dollars	21,876,535	(39,158,144)	(17,281,609)	13.4928	(Ps. 233,177,294)
Japanese yen	0	(216,135,015)	(216,135,015)	0.1506	(32,549,933)
Pounds sterling	6,988	(776,177)	(769,189)	21.5858	(16,603,559)
Euros	5,543	(3,330,921)	(3,325,378)	19.7251	(65,593,414)
Canadian dollar	79	(9,335)	(9,256)	12.5807	(116,447)
Net liability foreign currency position before foreign currency hedging.......					(Ps. 348,040,647)

5 Cash and cash equivalents:

As of September 30, 2010 2009, cash and cash equivalents were as follows:

	As of September 30, 2010	As of September 30, 2009
Cash in banks	Ps. 98,303,690	Ps. 119,753,782
Other highly liquid instruments	23,318,002	59,089,891
	Ps. 121,621,692	Ps. 178,843,673

6 Accounts, notes receivable and other, net:

As of September 30, 2010 2009, the accounts, notes receivable and other, net were as follows:

	As of September 30, 2010	As of September 30, 2009
Trade-domestic	Ps. 76,159,485	Ps. 42,106,797
Trade-foreign	33,981,048	30,461,142
Employees and officers	4,473,988	4,435,355
Specific funds	12,094,420	36,819,600
Duty paid in excess	1,056,522	3,489,880
Advance payments of taxes	4,946,000	3,659,300
Other accounts receivable	52,433,518	59,273,062
Less:		
Allowance for doubtful accounts	(1,266,270)	(1,589,458)
Total	Ps. 183,878,711	Ps. 178,655,678

7 Inventories:

As of September 30, 2010 and 2009, inventories were as follows:

	As of September 30, 2010	As of September 30, 2009
Crude oil, refined products, derivatives and petrochemical products	Ps. 31,393,116	Ps. 89,346,690
Materials and supplies in stock	5,139,104	5,729,905
Materials and products in transit	130,667	39,427
Less:		
Allowance for slow-moving and obsolete inventory	(940,008)	(1,279,589)
Total	Ps. 35,722,879	Ps. 93,836,433

8 Wells, pipelines, property, plant and equipment

As of September 30, 2010 and 2009, the balances of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	2010	2009
Buildings	Ps. 56,090,659	Ps. 54,805,349
Wells	751,472,706	639,788,008

Plants	437,209,982	415,963,819
Drilling equipment	25,796,242	24,526,192
Furniture and equipment	40,024,378	37,806,642
Transportation equipment	15,070,984	14,667,576
Offshore platforms	198,552,979	183,688,596
Pipelines	312,438,070	301,380,082
Financing lease	3,075,142	3,075,167
	1,839,731,142	1,675,701,431
Accumulated depreciation and amortization	(975,300,486)	(908,567,848)
	864,430,656	767,133,583
Land	41,044,168	39,322,030
Fixed assets to be disposed of	1,157,247	1,052,056
Construction in progress	116,771,819	109,098,079
Total	Ps. 1,023,403,890	Ps. 916,605,748

The depreciation of fixed assets and amortization of wells for the six month periods ended September 30, 2010 and 2009 recognized in cost and operating expenses was Ps. 70,422,200 and Ps. 62,864,500, respectively.

9 Debt

In the period from January 1 to September 30, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

- During the period from January 1 to June 30, 2010, Petróleos Mexicanos obtained U. S . $ 948,205 in nominal terms in loans made or guaranteed by export credit agencies ("ECAs").

- On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

- On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U. S. $12,000,000.

- On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos' U.S. $ 12,000,000 Medium-Term Notes Program, Series C.

- On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,780, which matures in 2015; the second at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 *Unidades de Inversión* ("UDIs") (equivalent to Ps. 2,040,220), which matures in 2020. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 Notes Program.

- On February 26, 2010, Petróleos Mexicanos issued Swiss francs 150,000,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos' U.S. $12,000,000 Medium-Term Notes Program, Series C.

- On May 17, 2010, Petróleos Mexicanos issued, in Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000 which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010) and the third at a fixed for 337,670,900 UDIs (equivalent to Ps. 1,500,000) which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 notes Program.

- On June 24, 2010, Petróleos Mexicanos borrowed U. S. $990,000 under the syndicated revolving credit facility established on September 7, 2007.

- On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.5% Bonds due 2021; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

- On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Bonds due 2035; the issuance was a reopening, and the bonds were issued under Petróleos Mexicanos' U.S. $12,000,000 Medium-Term Notes Program, Series C.

- On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds; the bonds were issued under Petróleos Mexicanos' U.S. $12,000,000 Medium-Term Notes Program, Series C.

10 Comprehensive income (loss)

The Comprehensive income (loss) for the nine month period ended September 30, 2010 and 2009 is set forth below:

	2010		2009	
Net loss for the period end.......	**Ps.**	**(21,420,187)**	**Ps.**	**(29,529,508)**
Derivative financial instruments		**(111,816)**		**3,004,650**
Accumulated conversion effect		**(1,569,577)**		**(420,303)**
Comprehensive loss as of the end of the period	**Ps.**	**(23,101,580)**	**Ps.**	**(26,945,161)**

11 Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of September 30, 2010 and 2009, the value of the nitrogen to be supplied during the term of these contracts was approximately Ps. 14,626,447 and Ps. 18,389,850, respectively. In the event of the rescission of these contracts and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contracts.

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of September 30, 2010, the estimated value of the nitrogen to be supplied during the remaining term of this contract amounted to Ps. 1,662,825. In the event of early termination of the contract, under the terms specified therein, PEMEX would be bound to pay only for services received and certain non-recoverable expenditures of the counterparty.

As of June 30, 2010, PEMEX entered into Financed Public Work Contracts ("FPWCs") with contract terms of various terms, up until 2024.

As of December 31, 2009 and 2008, PEMEX had contracts with several contractors for the development of various infrastructure works at an estimated total amount of Ps. 334,334,052 and Ps. 461,584,598, respectively.

12 Contingencies

In the ordinary course of its business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a) PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. Based on the information available, the amount claimed in connection with these lawsuits as of September 30, 2010 totaled approximately Ps. 59,649,360. As of September 30, 2010, PEMEX had accrued a reserve of Ps. 13,902,415 for these contingent liabilities. As of October 13, 2010, the status of the principal lawsuits in which PEMEX is involved is as follows:

I. In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On May 31, 2010, the parties filed their replies. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court's experts will fill a report. The parties will question the experts about this report in a hearing to be held from November 8 to 10, 2010. Afterwards, the parties will submit their pleadings and the Court will be able to issue a final resolution.

II. On February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) informed Pemex-Exploration and Production the results of its revision to the Financial Statements of the year 2006, in respect to the Federal Taxes, Value Added Tax and Ordinary Duty on Hydrocarbons. On September 20, 2010 the Tax Management Service determined a tax credit against Pemex-Exploration and Production for a total amount of Ps. 4,575,205 at August 2010. At the day of this report, Pemex-Refining is reviewing the valuation prepared by the Tax Management Service in order to decide the possible legal actions to be taken.

III. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,737, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. As of the date of this report, Pemex-Exploration and Production is seeking to have this action dismissed. On July 1, 2010, a hearing was held. In addition, Pemex-Exploration and Production has filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied. On July 14, 2010, Pemex-Exploration and Production filed an appeal against this resolution. On September 3, 2010 a constitutional hearing was held and Pemex-Exploration and Production was summoned to receive the final resolution.

IV. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,877, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before the *Primer Tribunal Unitario del Décimo Circuito* (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. The parties filed their grievances. A final resolution is still pending.

V. On February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) informed Pemex-Refining the results of its revision to the Financial Statements of the year 2006, in respect to the Federal Taxes, Value Added Tax and Ordinary Duty on Hydrocarbons. On September 20, 2010 the Tax Management Service determined a tax credit against Pemex-Refining alleging a failure in delivering the Value Added Tax, updating of fees and fine, for a total amount of Ps. 1,553,371 at August 2010. At the date of this report, Pemex-Refining is reviewing the valuation prepared by the Tax Management Service in order to decide the possible legal actions to be taken.

VI. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. ("TGT") commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms. This judgment will be concluded when the ICA approves that the Arbitral Tribunal issues and notifies the parties the final resolution.

VII. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the *Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an *amparo* (D.C. 03/2010) before the *Décimo Tribunal Colegiado en Materia Civil* (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an *amparo* (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining's *amparo* and in favor of the plaintiff. The court ordered that the pleadings filed by the plaintiff be analyzed. On July 13, 2010 the Second Unit Civil and Administrative Court of the First Circuit issued a resolution ordering Pemex-Refining to pay Ps. 83,301 plus financial expenses. On August 30, 2010 Pemex-Refining and USISA filed *amparos* before the Tenth Joint Civil Court (Nos. 525/2010 and 532/2010). The final resolutions are still pending.

VIII. On August 16, 2006, two separate *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the

Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity's constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. As of the date of this report, the trial is suspended due to a complaint filed by Pemex-Exploration and Production because the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the *Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa* (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating this type of gas is considered a hydrocarbon and therefore its exploitation belongs to Mexico through Petróleos Mexicanos and the subsidiary entities.

IX. On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. On June 21, 2010, the evidence filed by the defendants was admitted. On September 27, 2010 Pemex-Gas and Basic Petrochemicals filed a brief against the review effect of its appeal. A hearing to analyze the evidence is still pending.

X. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

• On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the *Ley Federal de Procedimiento Administrativo* (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Cuarto *de Distrito en Materia Administrativa* (Fourth Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the "Mexlub" trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes' exclusive right to sell its lubricants in these service stations. On October 16, 2009 the claim was suspended due to a complaint filed by Bardahl. The constitutional hearing is still pending.

• On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. As of the date of this report, compliance with this final resolution is still pending.

• On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Federal Attorney General's Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,828 in damages as a result of this alleged fraud. As of the date of this report, the experts provided by the Federal Attorney General's Office are reviewing the Pemex-Refining expert's extended opinion.

• On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eighth Civil District Court) in the Federal District, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes' financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an *amparo* (No. 345/2 010) against this resolution before the *Sexto Tribunal Colegiado en Materia Civil del Primer Circuito* (Sixth Joint Civil Court of the First Circuit) which was denied on July 7, 2010. This judgment is concluded.

• On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit. The *Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (First Civil and Administrative Joint Court of the First Circuit) issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an *amparo* against this resolution. A final resolution is still pending.

• On November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) initiated an investigation into Pemex-Refining's business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission's resolution. That motion was granted on May 6, 2008. An *amparo* had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the *Juzgado Décimo Tercero de Distrito en Materia Administrativa* (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing will be held on October 25, 2010.

• On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl's products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff's expert claims that Bardahl's damages total up to Ps. 18,008,000, while the defendants' expert claims that there are no damages. The Court granted Pemex-Refining the legal term to object the opinion of the independent expert, who determined that Bardahl's damages add up to an amount of Ps. 6,210,692.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

13 Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

As of September 30, 2010

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment eliminationes	Total
Sales:	727,628,129	449,172,093	151,689,383	31,239,245	678,961,393	(1,099,673,357)	939,016,886
Trade	0	394,386,090	94,803,077	18,516,391	427,116,069		934,821,627
Intersegment	727,628,129	52,088,116	56,886,306	12,722,854	249,630,209	(1,098,955,614)	-
Servicies income	-	2,697,887	-	-	2,215,115	(717,743)	4,195,259
Gross income	556,844,853	(78,623,746)	9,544,204	(3,772,706)	37,829,345	(33,432,728)	488,389,222
Operating income (loss)	532,117,189	(114,450,630)	1,220,536	(11,557,566)	6,475,619	(294,892)	413,510,256
Net income (loss)	33,158,481	(66,992,403)	3,242,357	(12,397,876)	(17,639,380)	39,208,634	(21,420,187)
Comprehensive financing cost	(20,310,293)	(8,139,118)	2,006,776	(408,650)	17,230,542	(3,286)	(9,624,029)
Depreciation and amortization	59,796,033	6,642,309	2,650,158	855,273	478,480	-	70,422,253
Labor cost reserve	29,711,863	30,024,500	6,101,508	8,260,597	14,140,041	-	88,238,508
Taxes and duties	477,080,584	2,802,212	1,076,700	216,742	3,318,385	-	484,494,623
Total assets	1,513,466,999	534,552,592	142,279,537	89,568,990	1,811,071,784	(2,703,089,661)	1,387,850,241
Current assets	746,904,032	341,238,365	98,704,277	71,094,191	916,917,391	(1,833,634,974)	341,223,282
Investment in shares	706,850	157,094	1,819,988	-	350,942,421	(343,347,712)	10,278,641
Fixed assets	763,046,433	192,478,188	41,372,774	17,318,818	9,187,677	-	1,023,403,890
Acquisition of fixed assets	119,654,500	12,777,000	1,684,500	1,176,900	259,100	-	135,552,000
Current liabilities	452,507,420	326,143,447	29,428,227	16,452,186	1,235,471,555	(1,822,124,554)	237,878,281
Reserve for employee benefits	220,401,968	217,667,292	54,175,843	60,159,946	87,319,277	-	639,724,326
Total liabilities	1,221,668,370	581,185,980	92,255,677	77,351,904	1,863,673,889	(2,359,738,076)	1,476,397,744
Equity	291,798,630	(46,633,388)	50,023,860	12,217,086	(52,602,106)	(343,351,585)	(88,547,503)

As of September 30, 2009

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsd. Companies	Intersegment eliminationes	Total
Sales:	580,757,598	385,442,464	125,623,707	41,402,550	527,002,432	-880,873,670	779,355,081
Trade		339,318,965	81,374,443	13,266,652	341,356,580	-	775,316,640
Intersegment	580,757,598	43,590,890	44,249,264	28,135,898	183,303,575	(880,037,225)	-
Servicies income	-	2,532,609	-	-	2,342,277	(836,445)	4,038,441
Gross income	425,057,554	(10,648,807)	7,952,879	(5,718,445)	41,480,814	(30,825,942)	427,298,052
Operating income (loss)	401,748,711	(42,396,148)	(1,077,515)	(14,138,647)	13,373,981	426,460	357,936,842
Net income (loss)	(10,762,265)	(32,901,995)	1,386,962	(14,007,174)	(23,458,880)	50,213,844	(29,529,508)
Comprehensive financing cost	(33,922,856)	(9,294,841)	1,614,719	54,146	19,626,844	-	(21,921,988)
Depreciation and amortization	52,160,786	6,703,388	2,656,914	853,093	490,319	-	62,864,500
Labor cost reserve	24,660,907	24,338,077	5,441,396	6,733,329	11,103,957	-	72,277,666
Taxes and duties	380,109,701	2,473,440	334,098	210,039	6,237,662	-	389,364,940
Total assets	2,119,562,776	417,737,856	135,508,537	75,793,863	2,070,220,592	(3,428,238,168)	1,390,585,456
Current assets	1,445,447,623	237,237,714	92,306,840	58,513,318	1,211,145,661	(2,593,315,372)	451,335,784
Investment in shares	580,914	157,094	1,572,003	-	43,075,411	(35,130,270)	10,255,152
Fixed assets	671,066,766	178,178,399	41,319,130	16,764,296	9,277,157	-	916,605,748
Acquisition of fixed assets	126,228,794	16,768,356	186,857	1,505,346	927,847	-	145,617,200
Current liabilities	1,132,010,190	238,428,414	32,314,335	13,646,717	1,001,451,705	(2,166,265,041)	251,586,320
Reserve for employee benefits	188,958,069	186,191,008	46,635,497	51,124,671	72,648,413	-	545,557,658
Total liabilities	1,857,457,698	469,266,030	86,600,993	65,783,001	2,031,546,956	(3,120,630,230)	1,390,024,448
Equity	262,105,078	(51,528,173)	48,907,544	10,010,862	38,673,633	(307,607,936)	561,008

14. Service Income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

15 Subsequent event

As of the date of these consolidated financial statements, the exchange rate was Ps. 12.3877 per dollar, which represents 1.69% depreciation in dollar terms as compared to the September 30, 2010 exchange rate which was Ps. 12.5998 per dollar. The price of crude oil mix was U.S. $73.53 per barrel, an increase of 0.2% in comparison with price as of September 30, 2010, of U.S. $73.37 per barrel.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0.00	0	6,174,678
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,523,967
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,383,285
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	655,729
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	22,468
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	38,057
Otras inversiones		1	0.00	0	173,244
Estimación de Fluctuación en Inversiones		1	0.00	0	-849,881
TOTAL INVESTMENT IN ASSOCIATES				678,972	10,278,641
OTHER PERMANENT INVESTMENTS					0
TOTAL					10,278,641

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	02/07/2018	5.44							125,011	125,011	250,022	250,022	250,022	1,000,088
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40							63,076	158,205	175,214	129,148	30,350	0
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							0	221,979	221,979	221,979	110,990	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.75							187,517	187,517	375,033	232,395	44,879	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.75							183,840	183,840	367,679	367,679	367,679	551,519
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	0.46							11,922	11,922	23,844	11,922	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.76							104,597	104,597	209,194	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	0.45							113,176	88,174	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.51							0	9,461	9,461	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.75							147,072	147,072	294,144	294,144	294,144	882,431
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.75							220,608	220,608	441,215	441,215	441,215	441,215
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	21/12/2012	0.75							187,517	187,517	375,033	187,517	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.75							220,608	220,608	441,215	441,215	51,475	0
BANCO SANTANDER S.A (1) (8)	YES	10/04/2003	23/06/2011	0.75							8,175	1,290	0	0	0	0
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.75							89,294	89,294	178,587	178,587	178,587	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.75							257,376	257,376	514,751	514,751	514,751	514,751
BNP PARIBAS (1) (8)	YES	03/11/2005	24/01/2015	0.70							0	588,287	588,287	588,287	588,287	294,144
BNP PARIBAS (1) (8)	YES	14/08/2008	21/06/2017	0.60							147,072	147,072	294,144	294,144	294,144	882,431
BNP PARIBAS (1) (8)	YES	30/06/2008	21/06/2017	0.44							294,144	294,144	588,287	588,287	588,287	1,764,861
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.49							0	500,044	500,044	500,044	250,022	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.75							294,144	294,144	588,287	588,287	588,287	0
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.41							0	41,343	41,343	41,343	41,343	103,357
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.75							12,011	12,011	24,023	24,023	12,011	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.76							149,504	149,504	277,925	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							0	105,923	105,923	105,923	105,923	264,807
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							125,011	125,011	250,022	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.46							9,112	8,208	3,494	3,435	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.59							62,506	187,517	250,022	250,022	187,517	125,011
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	0.75							125,011	0	0	0	0	0
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							187,516	187,516	375,033	375,033	375,033	2,062,682
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							93,758	93,758	187,516	187,516	187,516	1,031,341
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							375,033	375,033	750,066	750,066	750,066	4,125,363

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.47							11,969	11,969	23,938	23,938	23,938	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	23/11/2014	0.68							12,136	12,136	24,272	24,272	24,272	12,136
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	0.75							0	74,577	74,577	74,577	74,577	372,886
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.39							0	47,386	47,386	47,386	9,128	9,128
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.66							6,029	7,070	13,098	13,098	2,178	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.48							0	35,456	35,456	35,456	35,456	0
HSBC BANK PLC (1) (8)	YES	20/09/2004	16/02/2014	0.39							0	42,439	42,439	42,439	21,220	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	0.46							65,948	65,948	131,896	131,896	131,896	791,376
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	0.74							0	32,979	0	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	0.74							0	65,670	65,670	32,835	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	31/03/2020	0.43							0	168,175	168,175	168,175	168,175	924,963
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.69							0	88,676	88,676	88,676	88,676	88,676
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.69							0	57,082	57,082	57,082	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.76							5,322	5,322	10,644	10,644	10,644	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.59							37,303	37,303	74,607	74,607	74,607	223,820
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.69							0	12,512	12,512	12,512	12,512	6,256
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.75							10,480	10,480	20,961	20,961	20,961	10,480
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	0.52							18,356	18,356	36,711	36,711	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	0.50							4,107	4,107	8,213	8,213	4,107	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	28/11/2015	0.76							2,174	2,174	4,347	4,347	4,347	6,521
HSBC BANK PLC (1) (8)	YES	24/06/2005	28/05/2014	0.76							1,240	1,240	2,480	2,480	2,480	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	27/11/2013	0.76							21,836	21,836	43,673	43,673	21,836	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.49							66,305	66,305	132,609	126,978	96,822	36,148
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.55							22,338	22,338	44,676	44,676	22,338	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.67							37,726	37,726	75,453	75,453	75,453	61,997
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	0.54							0	157,751	157,751	157,751	157,751	157,751
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.47							125,011	125,011	250,022	192,392	67,381	0
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.47							0	59,578	59,578	59,578	29,789	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.75							81,257	81,257	162,514	162,514	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.75							147,072	147,072	294,144	294,144	62,506	0
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	0.75							100,721	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							0	150,998	150,998	150,998	150,998	377,494
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.70							4,327	60,987	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							8,558	12,805	21,363	21,363	21,363	36,043
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.52							73,536	73,536	147,072	147,072	147,072	441,215

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.75							110,304	110,304	220,608	220,608	220,608	441,215
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.49							0	65,744	27,082	0	0	0
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.75							125,011	125,011	250,022	250,022	250,022	1,375,121
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.75							62,505	62,505	125,011	125,011	125,011	687,561
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.75							110,304	110,304	220,608	220,608	220,608	661,823
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							0	29,047	60,329	60,329	60,329	32,388
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							0	871,250	871,250	871,250	871,250	2,178,110
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	0.50							0	15,930	0	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	0.60							97,876	99,953	178,727	78,774	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.56							29,581	29,581	59,162	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.43							0	0	882,453	882,453	882,453	4,853,300
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	0.75							0	468,791	937,583	937,583	937,583	4,219,121
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							240,489	240,489	480,978	480,978	480,978	721,466
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							449	449	899	899	899	87
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	309,418	309,418	309,418	309,418	773,545
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.68							0	140,072	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.68							0	37,462	27,869	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.60							0	216,016	216,016	216,016	216,016	540,041
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	16/02/2017	0.60							0	89,964	89,964	89,964	89,964	224,910
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.39							0	294,144	294,144	294,144	147,072	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.46							0	441,215	441,215	441,215	441,215	441,215
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.73							0	441,215	441,215	441,215	441,215	220,605
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.75							125,011	125,011	250,022	195,205	70,194	0
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	30/06/2011	0.75							30,165	1,112	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.49							0	555,604	555,604	277,802	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.47							125,011	125,011	250,022	812,572	875,077	437,539
INT DEV NO PAG	NOT		31/12/2010	0.00							375,670	0	0	0	0	0
COMMERCIAL BANKS																
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.91	0	6,750,000	0	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	23/07/2009	31/01/2011	5.01	0	6,700,000	0	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	29/09/2009	30/12/2010	5.01	3,750,000	0	0	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	1,000,000	2,000,000	1,000,000	0	0						
BANCO SANTANDER S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.90	600,000	600,000	1,200,000	600,000	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	25/05/2010	20/12/2012	10.55	800,000	800,000	1,600,000	800,000	0	0						
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.91	0	1,000,000	1,333,333	1,333,333	1,333,333	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.24							0	3,126,369	0	0	3,126,369	0
BANCO SANTANDER S.A (1) (8)	NOT	17/09/2003	19/09/2013	0.47							0	125,011	125,011	125,011	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00	234,866	0	0	0	0	0						
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.26							0	18,751,650	17,189,012	17,189,013	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00							34,272	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							131,609	236,896	315,861	315,861	315,861	2,500,567
COPFS (1) (8)	YES	01/02/2005	31/10/2014	3.25							2,010,772	4,413,337	2,858,554	1,521,341	365,604	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							30,753	52,434	72,991	78,977	85,454	550,921
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							26,817	45,725	63,652	68,871	74,519	480,419
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00							31,075	51,852	72,123	78,068	84,504	592,740
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00							31,075	66,436	72,123	78,068	84,504	592,740
TOTAL BANKS					5,384,866	16,850,000	6,133,333	3,733,333	1,333,333	0	8,387,111	39,017,555	39,144,308	36,615,157	18,591,738	40,126,325

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.91	0	0	0	0	0	7,959,780						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	03/02/2010	12/05/2014	4.92	0	0	0	0	8,500,000	0						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,567,472						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.88	0	0	0	0	10,000,000	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	02/04/2012	4.91	0	0	12,500,000	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.77	0	0	0	12,487,400	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.64	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	13,833,779						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	6,172,000	0	0	0	0	0						
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00	1,158,397	0	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	28/09/2004	12/10/2010	7.75							21,756,939	0	0	0	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,395,548
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,977,740
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,977,740
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,476,900
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,914,422
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	0	4,938,873	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	2,963,324	0
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,209,296
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	21,876,925
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	12,501,100
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	2,936,696
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	4,564,589
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							6,932,347	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	12,501,100
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	25,002,200
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	18,637,490
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,341,005

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	119,673
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/09/2035	6.63							0	0	0	0	0	9,375,825
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	25,002,200
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	0	18,751,650
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,822,648
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	981,061
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	296,901
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	2,346,957	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	12,473,598
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,003,239
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,520,859
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	116,823
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.30							0	0	0	8,590,018	0	0
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	0	0	6,405,555
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2013	6.25							0	0	0	8,488,870	0	0
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2016	6.38							0	0	0	0	0	14,431,079
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							666,725	500,044	0	0	625,055	5,000,440
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	0.56							0	0	625,053	697,976	1,052,180	0
INT DEV NO PAG	NOT		31/12/2010	0.00							5,482,704	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.43							0	0	0	0	0	9,550,720
INT DEV NO PAG	NOT		31/12/2010	0.00							312	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					7,330,397	0	18,000,000	12,487,400	18,500,000	52,361,031	34,839,027	500,044	2,972,010	17,776,864	9,579,432	263,185,022

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED				57,127,135	0	0	0	0	0						
TOTAL SUPPLIERS					57,127,135	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos	NOT APPLIED				28,759,722	0					0	0				
TOTAL					28,759,722	0	0	0	0	0	0	0	0	0	0	0
TOTAL					98,602,120	16,850,000	24,133,333	16,220,733	19,833,333	52,361,031	43,226,138	39,517,599	42,116,318	54,392,021	28,171,170	303,291,347

CURRENCIES	ACCOUNTING EXCHANGE RATES	
(1) DOLLARS	USD	12.50110
(2) EUROS	EUR	16.97774
(3) JAPANESE YEN	JPY	0.14923
(4) SWISS FRANC	CHF	12.81113
(5) STERLING POUND	GBP	19.75549
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.44320

RATE TYPE

(7) FIXED RATE

(8) LIBOR RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(9) FLOATING RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) (7) ZERO COUPON (FIXED)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**12,749,381**	**159,381,291**	**560,994**	**7,013,042**	**166,394,333**
LIABILITIES POSITION	**35,984,266**	**449,842,915**	**9,565,120**	**119,574,524**	**569,417,439**
SHORT-TERM LIABILITIES POSITION	9,669,389	120,878,001	1,115,381	13,943,486	134,821,487
LONG-TERM LIABILITIES POSITION	26,314,877	328,964,914	8,449,739	105,631,038	434,595,952
NET BALANCE	**-23,234,885**	**-290,461,624**	**-9,004,126**	**-112,561,482**	**-403,023,106**

NOTES

EXCHANGE RATE

FOREIGN CURRENCY		EXCHANGE RATES
AMERICAN DOLLARS	USD	12.5011
JAPANESE YENS	JPY	0.14923
STERLING POUNDS	GBP	19.75549
EUROS	EUR	16.97774
SWISS FRANC	CHF	12.81113
CANADIAN DOLLAR		12.11347

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2010**

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, WHICH HAS BEEN EFFECTIVE AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCE OF PUBLICLY TRADED NOTES UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,656	97.30
Gas production (MMcfpd)		7,218	97.20
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,540	80.30
Cadereyta		275	69.90
Madero		190	74.20
Minatitlán		185	84.80
Salamanca		245	78.80
Salina Cruz		330	86.70
Tula		315	84.80
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	76.20
Cactus		1,960	86.50
Nuevo Pemex		880	74.70
Cuidad Pemex		1,290	68.80
Matapionche		109	50.20
Poza Rica		230	47.80
Arenque		34	75.50
PETROCHEMICALS		0	0
Production capacity (Tt)**		8,182	83.00
Cangrejera		3,319	89.00
Cosoleacaque		1,608	95.00
Escolín**		41	0
Independencia		166	4.00
Morelos		1,691	94.00
Pajaritos		1,315	53.00
Tula**		41	0
Petrochemical products distribution center (Tt)		188,872	68.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* NOMINAL CAPACITY POR THE PERIOD.
** THESE PLANTS WILL BE OUT OF OPERATION DURING 2010, IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	197	43,286,388	100.00		CFE
DIESEL	367	105,026,119	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. Gas	282	38,527,816	0.00		DISTRIBUIDORES
Magna Gasoline	739	197,591,129	100.00	PEMEX MAGNA	DISTRIBUIDORES
Premium Gasoline	58	18,542,322	100.00	PEMEX PREMIUM	DISTRIBUIDORES
Jet fuel	58	17,454,087	100.00		ASA
Other refined products	63	9,693,543	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0		
Methane Derivatives (A)	881	2,928,772	79.00		(F)
Ethane Derivatives (B)	979	12,375,329	68.00		(G)
Aromatics & Derivatives (C)	154	2,004,458	26.00		(H)
Propylene & Derivatives (D)	57	4,211,212	57.00		(I)
Other petrochemical products (E)	1,128	2,262,457	0.00		(J)
Dry gas	3,252	53,801,928	0.00		(K)
FOREIGN SALES					
Crude oil (Tbd)	1,315	320,040,840	0	(M)	(N)
Refined Products (Tbd)	194	45,772,881	0		(L)
Petrochemicals products (Tt)	564	2,078,919	0		(L)
Marginal effect from Subsidiary Companies' sales	0	59,223,427	0		
Services Income	0	4,195,259	0		
TOTAL		**939,016,886**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2010**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,315	320,040,840		(M)	(N)
Refined Products (Tbd)	194	45,772,881			(L)
Petrochemical Products (Tt)	564	2,078,919			(L)
Marginal effect from Subsidiary Companies' sales	0	59,223,427			
Services income	0	4,195,259			
FOREIGN SUBSIDIARIES					
TOTAL		431,311,326			

NOTES

TBD - THOUSAND BARRELS PER DAY

TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - AUGUST 2010 WAS TAKEN.

(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR INDEFINITE PERIOD OF TIME).

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.

(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.

(F) AGROGEN, S.A. DE C.V.; UNIVEX, S.A.; PRAXAIR MÉXICO S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; FERTIREY, S.A. DE C.V.

(G) MEXICHEM RESINAS VINÍLICAS, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.

(H) NEGOCIACIÓN ALVI, S.A. DE C.V.; RESIRENE, S.A. DE C.V.; QUÍMICA DELTA, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; POCHTECA MATERIAS PRIMAS, S.A. DE C.V.

(I) UNIGEL QUÍMICA, S.A. DE C.V.; DOW INTERNACIONAL MEXICANA, S.A. DE C.V.;

(J) INDUSTRIA QUÍMICA DEL ISTMO, S.A. DE C.V.; UNIGEL QUÍMICA, S.A. DE C.V.; COMERCIALIZADORA AQUALITA, S.A. DE C.V.; ADITIVOS PLÁSTICOS, S.A. DE C.V.; MULTICERAS, S.A. DE C.V.

(K) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT).

(L) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.

(M) 85% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 15% WAS DISTRIBUTED TO EUROPE, 10%, TO THE REST OF THE AMERICAN CONTINENT, 3% AND TO THE FAR EAST 2%.

(N) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

THIRD QUARTER OF 2010 WAS 3.38%.
VOLUMES ARE GIVEN IN THOUSAND BARRELS PER DAY, EXCEPT PETROCHEMICAL PRODUCTS THAT ARE EXPRESSED IN THOUSAND TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLION CUBIC FEET PER DAY.

NON APPLICABLE.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2010**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	283,284,896
TOTAL			0	0	0	0	0	283,284,896

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and value at risk estimates.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and those outgoing, which relate to their liabilities.

Finally, the PMI Group has implemented a separate regulatory framework for risk management, which contains procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk decision makers and management. The PMI Group also has a risk management subcommittee which supervises DFIs trading.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, PEMEX has been required to trade LPG under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During the first three quarters of 2010 PEMEX has not made propane hedging.

P.M.I. Trading, Ltd. periodically trades operations with DFIs to mitigate risk generated in purchases and sales of refined products and liquid gas, thereby reducing the potential volatility of its income. Likewise, PMI uses DFIs to hedge implicit risks and obligations acquired in its purchase-sale contracts. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2006, 2007, 2008, 2009 or the first three quarters of 2010.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than the peso or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, we have entered into currency swaps to hedge against movements in exchange rates when we borrow in currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs). Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an

DERIVATIVE FINANCIAL INSTRUMENTS

option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk in its debt portfolio generated by interest rate volatility. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays a fixed rate and receives a floating rate, in order to establish an appropriate percentage of fixed rate and so decreases the interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. During 2009, Petróleos Mexicanos entered into various long-term cross-currency swaps with recouponing clauses for risk mitigation purposes, pursuant to which PEMEX limited its credit exposure up to a specific threshold amount. Additionally, we enter into operations mostly with major financial institutions and maintain a diversified portfolio.

Instruments Entered Into For Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses are offset by the profits or losses of the positions to which they relate.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on Repsol shares. Two of the aforementioned DFIs contain an option structure comprised of one short call and one long put spread.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This system allows Pemex-Gas and Basic Petrochemicals to maintain overall its natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps which prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

DERIVATIVE FINANCIAL INSTRUMENTS

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" ("NIF C-10") issued by the Mexican Institute of Public Accountants, which details the criteria for the recognition, valuation, registration, disclosure presentation and, where appropriate, bifurcation from a host contract that are applicable to derivative financial instruments ("DFIs") for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of NIF C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result CFR).

As of September 30, 2010 and 2009, the fair value of PEMEX's DFIs was Ps. 7,033,537 and Ps.10,828,697, respectively. These amounts include the DFIs designated as cash flow hedges and their net fair value of (Ps. 45,365) and Ps. 631,649, respectively, which was recognized under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristicas as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

As of September 30, 2010 and 2009, net loss of Ps. 13,689 and Ps. 87,783, respectively, was reclassified from other comprehensive income into earnings in the CFR.

As of September 30, 2010 and 2009, PEMEX recognized a net (loss) income of (Ps. 3,000,885) and Ps. 4,154,628, respectively, in the CFR with respect to DFIs treated as non-hedges.

As of September 30, 2010 and 2009, in accordance with NIF C-10, PEMEX recognized several agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

TABLE 1
Interest Rate and Currency Derivatives
(In thousands of pesos as of September 30, 2010)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Interest Rate Swaps	Hedging	10,600,721	Libor USD 6M = 0.46250% TIIE 28d = 4.8950%	Libor USD 6M = 0.75250% TIIE 28d = 4.9250%	-1,256,483	-1,427,082	700,721	1,200,000	1,200,000	7,500,000	0	0	0
Currency Swaps	Hedging	102,637,429	MXN = 12.5011 1/EUR = 1.3634 1/GBP = 1.5716 JPY = 83.530 UDI = 2.8135 CHF = 0.9825 Exchange rates against US dollar.	MXN = 12.8441 1/EUR = 1.2238 1/GBP = 1.4945 JPY = 88.430 UDI = 2.9328 CHF = 1.0774 Exchange rates against US dollar.	5,358,509	-1,613,928	192,324	3,529,436	1,029,216	17,675,556	9,511,523	70,699,373	0
Currency Swaps with credit linked options	Hedging	15,874,541	1/EUR = 1.3634 JPY = 83.530 Exchange rates against US dollar.	1/EUR = 1.2238 JPY = 88.430 Exchange rates against US dollar.	2,080,883	476,392	0	0	0	0	0	15,874,541	0

TABLE 1
Equity Derivatives
(In shares, except as noted, as of September 30, 2010)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (In thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Equity Swaps	Trading	21,321,773	Repsol YPF = 18.895 Euro share price.	Repsol YPF = 16.665 Euro share price.	435,970	-1,086,396	10,000,000	11,321,773	0	0	0	0	0
Equity Swaps with Embedded Options	Trading	37,358,026	Repsol YPF = 18.895 Euro share price.	Repsol YPF = 16.665 Euro share price.	21,949	-2,232,328	0	37,358,026	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of September 30, 2010)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Long Swaps	Trading	75,574,078	3.49	4.04	-4,038,919	-4,222,286	20,797,260	48,595,772	4,066,242	2,096,054	18,750	0	147,826
Short Swaps	Trading	-75,909,480	3.49	4.04	4,173,066	4,387,249	-21,113,627	-48,609,814	-4,069,235	-2,098,054	-18,750	0	
European Put													
Long	Trading	1,710,921	3.49	4.04	70,530	92,077	719,415	991,506	0	0	0	0	
Short		-1,705,204			-70,436	-91,843	-713,699	-991,505	0	0	0	0	
European Call													
Long	Trading	15,142,160	3.49	4.04	19,924	64,545	5,128,841	6,553,619	1,908,028	842,508	709,164	0	
Short		-15,142,058			-19,918	-64,509	-5,128,810	-6,553,548	-1,908,028	-842,508	-709,164	0	
Digital Put													
Long	Trading	1,717,385	3.49	4.04	21,268	27,797	617,595	1,099,790	0	0	0	0	
Short		-1,717,385			-21,278	-27,819	-617,595	-1,099,790	0	0	0	0	
Digital Call													
Long	Trading	2,116,052	3.49	4.04	6	377	956,462	1,159,590	0	0	0	0	
Short		-2,124,660			-6	-378	-965,070	-1,159,590	0	0	0	0	

(1) Representative underlying asset value.

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of September 30, 2010)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (1)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Petroleum Products Swaps and Futures	Hedging	7.0	0.99014	1.03594	-230,422	307,422	7.0	0	0	0	0	0	0

Process of adoption of the International Financial Reporting Standards (IFRS) by Petróleos Mexicanos

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera* (International Financial Reporting Standards), which we refer to as "NIIFs", issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the NIIFs, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Norms" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law), effective on January 1st, 2009, and Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law, since they are State Owned Companies. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* (National Counsel for Accounting Harmonization) was created (and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance) with the purpose of creating a work group that jointly determinates detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the Mexican Governmental Accounting Law and the NIIFs, all in the time frame established in the applicable law for delivery of information.

In addition, at the same time, the Director General's Office of Petróleos Mexicanos has established a clear vision in order to implement what has been denominated PEMEX Projects Platform ("P3"), as an impulse and integrator of improvements to the business processes, in which homologated processes are operated through standardized systems, in order to optimize the use of resources and support the process of taking decisions.

The finance process is the central core to implement P3 as a standardized solution based on the use of the *Systems Applications and Products* ("SAP") and associated units to perform the necessary actions in order to homologate the finance process at PEMEX.

Therefore, it was necessary to incorporate this initiative to the originally planned project in order to adopt the NIIFs at PEMEX.

The Finance Process is highlighted within this Platform, one of the processes that constitute the Processes Institutional Catalogue of PEMEX, and which is the central core for implanting P3 in the technological platform denominated Basis Technological Platform (PTB), in an "Enterprise Resource Planning" (ERP) transactional system.

In accordance with the above, PEMEX requires to device a project that leads to the implementation of a technological solution that supports the financial activities of the institution, throughout all of its value chain, under the principle of incorporating leading business practices, which allow access to a flexible, swift and efficient process.

The technological solution should go beyond towards adopting a new system with the latest technology used by the worldwide most important corporations. The project is an opportunity to transform the organization in its financial transactions and take it to a competitive model in the domestic and international markets.

The Corporate Direction of Information Technologies and Business Processes of Petróleos Mexicanos, established that the solution to be developed in order to address the different requirements of PEMEX's Financial Process, may be based on the technological platform of the ERP transactional system of Systems Applications and Products ("SAP") and associated modules thereof or on the ERP ORACLE transactional system and associated modules thereof, resulting in a delay in launching the project.

The above has resulted in that the formal launching of this project has been delayed approximately 5 (five) months. Nevertheless, the scheduled date for implementing and starting the formal adoption of the NIIFs is still January 1, 2012. It is important to highlight that Petróleos Mexicanos is still performing the necessary activities in order to comply in a timely fashion with the scheduled date for starting the system operations, procedures and financial registries in accordance with the provisions of the NIIFs and the LGCG.

Currently, PEMEX's personnel is analyzing the impact of the adoption of the NIIFs and is exploring to have an alternative plan, which would imply developing a temporary solution based on an automated application that allows to determine and apply the necessary adjustments to the final balances under Governmental Norms or Regulations (NG), in order to attain financial information in accordance to the provisions of the NIIFs.

It should be highlighted that one of the main impacts that PEMEX shall withstand due to the adoption of the NIIFs, is related to fixed assets. On this topic we have an important breakthrough in identifying and segregating these by components. In addition, we are working very closely with the expert technicians in the administration and maintenance of fixed assets, in order to perform the technical studies to establish their values and useful life related to depreciation, in accordance to the provisions of NIIF 1 "First Time Adoption of the International Regulations of Financial Information" and of NIC 16 "Properties, Plant and Equipment".

Identification of the responsible persons or areas:

	Name
Name of the area and responsible person:	Carlos Alberto Treviño Medina Chief Financial Officer Mauricio Abraham Galán Ramírez Corporate Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control Francisco Javier Torres Suárez Acting Associate Managing Director of Accounting
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control
Signatures of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Signatures of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Petróleos Mexicanos will carry out a bidding process for hiring consulting services for the development of adoption of the NIIFs.

a) Training

According with the Time Frame Activities described below, the implementation process of the NIIFs will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- International Accounting Principles;
- Strategies for Administration Change;
- Functionality Solutions of NIIFs, in:
    - ("SAP") and associated modules
    - Oracle Financial Business Suite and associated modules

In the stage of Implementation there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under NIIFs:

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	Jan 3, 2011	Feb 25, 2011		
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	Jan 3, 2011	Feb 25, 2011		
Personnel responsible for the preparation and presentation of financial information under NIIFs: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	Jan 3, 2011	Feb 25, 2011		
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	Jan 3, 2011	Feb 25, 2011		

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the NIIFs:

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the Accounting Registry. - Areas that generate the International Financial Reporting Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.	Nov 14, 2011	Apr 27, 2012		
Others (detail): During the development of the implementation process of the NIIFs, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	Feb 8, 2011	Apr 27, 2012		

b) Time Frame Activities

Petróleos Mexicanos has planned to start the bidding process for the implementation of the NIIFs and the amendments that may result applicable under the Governmental Standards in July 2010, at the latest. This bidding process will be carried out in compliance with the *Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público*

(Mexican Acquisition, Leasing and Services of the Public Sector Law), implementing the invitation to at least three parties, as hiring procedure.

As part of the process preparation, Petróleos Mexicanos held work meetings with several systems consulting firms and Audit Firms that may be invited to participate in the bidding process for the implementation of the NIIFs and the transition to NGs. It is important to mention that the Firm KPMG Cárdenas Dosal, S.C., principal auditor of the consolidated financial statements of PEMEX, will not participate in this bidding process, so it will not be in any of the assumptions provided by Article 83 of the Issuers Circular.

Meetings celebrated with such systems consulting firms and Audit Firms give them a better comprehension of the current situation of PEMEX, in aspects related to its accounting, the systems that support it, and the changes needed to be accomplished in order to meet the aforementioned requirements.

As it was previously mentioned, PEMEX is carrying out a series of activities aimed to determine and analyzing the main regulation differences among the NIIFs, the NIFs and the NGs. In addition, we are reviewing the available operative and financial information of the Institution, in order to submit the financial information as required by the NIIFs and disclose adequately.

We have made significant progress on the topic of fixed assets, in the identification as well as in the segregation therof by components. Additionally, we are working closely with the expert technicians in administration and maintenance of fixed assets, in order to perform the technical studies to establish their values and useful life related to depreciation, in accordance with NIIF 1 "Adoption for the First Time of the International Regulations of Financial Information" and NIC 16 "Properties, Plant and Equipment".

PEMEX plans to carry out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the NIIFs, and be able to disclose, in a timely fashion, to the Mexican Banking, Securities & Exchange Commission, to the *Bolsa Mexicana de Valores, S.A.B. de C.V.* (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The Project will be developed through the following stages:

Diagnostic:

- Project planning to adopt the NIIFs.
- Training on NIIFs.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with NIIFs.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of NIIFs and changes to NGs.
- Analysis of the current financial process.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.

- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact on the systems.
- Preliminary study of the probable economic impact by the adoption of the NIIFs.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Detailed design of the homologated financial process.
- Flow diagram of impacted procedures by the adoption of the NIIFs and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and NIIFs.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the NIIFs and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others) or ORACLE (considering its functionality that allows to handle parallel accountings).
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).
- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.
- Elaboration of internal regulation for impacted operations by the adoption of NIIFs and changes in NGs.
- Consolidated system for NGs and NIIFs.
- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of NIIFs.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

It is important to highlight that PEMEX is evaluating carrying out tasks in a parallel fashion to develop a temporary solution based on an automated application that allows us to determine and make the necessary adjustments to the NGs final balances, to attain financial data in accordance with the provisions of the NIIFs. For this temporary solution we will be based on the work and conclusions arrived to during the Diagnostic Stage previously described.

Implementation:

- Homologated financial process.
- Gradual productive implementation:
-
  - NIIFs temporary solution — January 1, 2012
  - NIIFs and NGs definitive solution — April 1, 2012
  - Production costs system — July 1, 2012
  - Integral costs system — August 2, 2012
  - Disclosures and other accounting aspects — September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

Estimated date of adoption:	January 1, 2012

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Progress Percentage (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	Jan 3, 2011		Jan 14, 2011		0% (zero per cent)	
2.Design and communication of the disclosure and training Plan.	Jan 3, 2011		Jan 14, 2011		0% (zero per cent)	
3. Others (detail).						

Stage 2. Evaluation of accounting and business impacts.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	Jan 3, 2011		Mar 4, 2011		0% (zero per cent)	In the Diagnostic stage there is a plan to elaborate an exhaustive analysis of the impact of NIIFs, NGs and Costs System.
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	Jan 3, 2011		Apr 8, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
3. Definition of new accounting policies according with different alternatives contemplated by NIIFs.	Feb 7, 2011		Apr 8, 2011		0% (zero per cent)	Expected Product within the Design Stage.
4. Evaluation of the impacts in the information systems, internal control, etc.	Jan 3, 2011		Apr 8, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
5. Identification and evaluation of elements that affect development measures of the issuer (financial ratios, etc.).	Jan 3, 2011		Apr 8, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to NIIFs, as well as possible violations to commitments or covenants.	Jan 3, 2011		Apr 8, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
7. Detail of additional disclosures in the notes of the financial statements for implementation of NIIFs.	Jan 2, 2012		Jul 31, 2012		0% (zero per cent)	It has been planned that disclosures under NIIFs are one of the last deliverable products of the adoption process.

Stage 3. Implementation and parallel elaboration of financial reports under NIIFs and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under NIIFs, both for the information flow and for the preparation process of such financial statements.	Jan 3, 2011		Apr 8, 2011		0% (zero per cent)	In the Diagnostic Stage, there is a plan to elaborate an exhaustive analysis of the impact to the systems and it shall be complemented in the Design Stage.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by NIIFs.	Jan 3, 2011		May 6, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to NIIFs.	Jan 3, 2011		Mar 30, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development and Implementation stages. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
4. Preparation of the opening balance under NIIFs, and reconciliation of financial results and consolidated equity against NIIFs.	Jan 3, 2011		Mar 30, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development stage. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
5. Design and adaptation of the quality control	Apr 4, 2011		Mar 30, 2012		0% (zero per cent)	These products will be obtained

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
procedures in the financial information in order to guarantee its reliability.						in the Design and Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the NIIFs, and according to the above, such actions have not concluded.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By ______________________
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: December 7, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.